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                   SECURITIES AND EXCHANGE COMMISSION


                        Washington, D.C.  20549

                        ------------------------

                                FORM 11-K



             [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended June 30, 1999

                                 OR

            [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934



             DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                          TEXAS UTILITIES COMPANY

                       Commission File No. 1-12833

                       ----------------------------

                         TEXAS UTILITIES COMPANY
                      (doing business as TXU Corp)

            Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


        (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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
                                TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                      Page

  The following financial statements are furnished for the Plan:

      Statements of Financial Condition at June 30, 1999 and 1998. . . .    3

      Statements of Income and Changes in Plan Equity for the
        years ended June 30, 1999, 1998 and 1997 . . . . . . . . . . . .    4

      Notes to Financial Statements. . . . . . . . . . . . . . . . . . .    5

      Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . . .    7

PLAN ADMINISTRATOR'S SIGNATURE . . . . . . . . . . . . . . . . . . . . .    8

EXHIBIT

      The following exhibit is filed herewith:

                Independent Auditors' Consent. . . . . . . . . . . . . .    9


                                                     DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                                                   TEXAS UTILITIES COMPANY

                                                              STATEMENTS OF FINANCIAL CONDITION


                                                                                                          June 30,
                                                                                                     ---------------------
                             ASSETS AND PLAN EQUITY                                                  1999            1998
                                                                                                     ----            ----
Investment in Securities of Participating Employers -
    Common stock of Texas Utilities Company,
    At fair value as determined by quoted market prices
      (Historical cost: 1999 - $1,206,365; 1998 - $1,208,438) (Note 4) . . . . . . . . . . . . . .  $1,321,183     $1,351,626

Dividends receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      18,333         17,859

Interest Receivable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5             -

Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,209            123
                                                                                                    ----------     ----------

              Total Assets and Plan Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,340,730     $1,369,608
                                                                                                    ==========     ==========



See accompanying Notes to Financial Statements.

                                            3

                                                           DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                                                         TEXAS UTILITIES COMPANY

                                                             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                                 For The Year Ended June 30,
                                                                               ------------------------------
                                                                               1999         1998         1997
                                                                               ----         ----         ----
Additions (deductions):
 Net investment income:
   Dividends on common stock of Texas Utilities Company . . . . . . . . . .  $ 73,547     $ 68,511    $ 41,604
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,097          490         424
                                                                             --------     --------    --------

      Net investment income . . . . . . . . . . . . . . . . . . . . . . . .    74,644       69,001      42,028
                                                                             --------     --------    --------


 Appreciation (depreciation) of investments (Note 4). . . . . . . . . . . .    14,506      218,087    (162,918)
                                                                             --------     --------    --------

 Contributions and deposits (Note 5):

   Participating directors' compensation deferrals. . . . . . . . . . . . .   225,000      183,750     187,500
   Company matching   . . . . . . . . . . . . . . . . . . . . . . . . . . .   225,000      183,750     187,500
                                                                             --------   ----------    --------

      Total contributions and deposits. . . . . . . . . . . . . . . . . .     450,000      367,500     375,000
                                                                             --------   ----------    --------


        Total additions . . . . . . . . . . . . . . . . . . . . . . . . .     539,150      654,588     254,110
                                                                             --------   ----------    --------



Withdrawals, lapses and forfeitures:

   Distributions to participants. . . . . . . . . . . . . . . . . . . . .     533,993          -           -

   Distributions to plan sponsor. . . . . . . . . . . . . . . . . . . . .          20          800         -

   Reversions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      34,015          -           -
                                                                             --------   ----------    --------

        Total withdrawals, lapses and reversions. . . . . . . . . . . . .     568,028          800         -
                                                                             --------   ----------    --------



     Net additions (deductions) . . . . . . . . . . . . . . . . . . . . .     (28,878)     653,788     254,110




Plan Equity, Beginning of Year. . . . . . . . . . . . . . . . . . . . . .   1,369,608      715,820     461,710
                                                                           ----------   ----------    --------



Plan Equity, End of Year. . . . . . . . . . . . . . . . . . . . . . . . .  $1,340,730   $1,369,608    $715,820
                                                                           ==========   ==========    ========




See accompanying Notes to Financial Statements.

                      DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                 TEXAS UTILITIES COMPANY

                              NOTES TO FINANCIAL STATEMENTS


1. Name Change -- In May 1999, Texas Utilities Company (TXU or the Company)
   -----------
adopted TXU Corp as its assumed name and began conducting business as TXU
Corp.

2. Plan Description -- The Deferred Compensation Plan for Outside Directors of
   ----------------
Texas Utilities Company (Plan) was approved and authorized by the Board of Directors of the Company on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company will make a matching award equal to 100% of such deferred compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results for reasons other than death or disability, all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

The number of participants at both June 30, 1999 and 1998 was 7 and 9 respectively.

3. Summary of Significant Accounting Policies:
   ------------------------------------------
Basis of Accounting -- The financial statements of the Plan are prepared
-------------------
under the accrual method of accounting.

Use of Estimates -- The preparation of financial statements requires the use
----------------
of significant estimates and assumptions by management. Actual results could differ from those estimates.

Expenses -- All costs and expenses of the Plan and its administration, except
--------
expenses incurred in the acquisition or disposition of investments, are paid by the Company (Plan Sponsor).

4. Plan Investments -- The cost, market value and appreciation (depreciation)
   ----------------
of investments at and for the years ended June 30, 1999, 1998 and 1997 are as follows:


                                                                     Number of    Historical     Market      Appreciation
                                                                      Shares         Cost         Value     (Depreciation)
                                                                    ---------    ----------    ----------   -------------
 Common stock of Texas Utilities Company--June 30, 1999 . . . . .   31,884 (a)   $1,206,365    $1,321,183    $14,506
 Common stock of Texas Utilities Company--June 30, 1998 . . . . .   32,472 (b)    1,208,438     1,351,626    218,087
 Common stock of Texas Utilities Company--June 30, 1997 . . . . .   20,462 (c)      779,569       704,652   (162,918)

(a)Represents 0.0114% of the outstanding shares of common stock of Texas Utilities Company (280,875,819 at June 30, 1999).
(b)Represents 0.0116% of the outstanding shares of common stock of Texas Utilities Company (279,572,743 at June 30, 1998).
(c)Represents 0.0091% of the outstanding shares of common stock of Texas Utilities Company (224,649,557 at June 30, 1997).

The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

Net plan investments values at June 30, 1999, 1998 and 1997 were $41.44, $41.63 and $34.44 per unit, respectively.

                    DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                 TEXAS UTILITIES COMPANY

                              NOTES TO FINANCIAL STATEMENTS



5. Plan Contributions -- Contributions by the Company and participants'
   ------------------
compensation deferrals for the years ended June 30, 1999, 1998 and 1997 were as follows:

                            Participating
                              Directors'        Contributions      Total
        Company        Compensation Deferrals    by Company    Contributions
    -------------      ----------------------   -------------  -------------

 Texas Utilities Company
       June 30, 1999           $225,000           $225,000       $450,000
       June 30, 1998           $183,750           $183,750       $367,500
       June 30, 1997           $187,500           $187,500       $375,000

6. Distributions Payable -- During the Plan year ended June 30, 1999,
   ---------------------
distributions were made for maturing Director deferrals and matching awards for the Plan year ended June 30, 1996 in the amount of $307,067.
Additionally, payments were made to the designated beneficiaries of retired and/or deceased Directors in the amounts of $226,926. A reversion resulted in a return to the Company in the amount of $34,015.

Maturing in 1999, Director deferrals and matching awards for the Plan year ended June 30, 1997 total $173,584.

7. Federal Income Taxes  -- The Plan does not, and is not intended to, meet
   --------------------
the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

Based on the Code and the regulations thereunder as currently in effect:

(a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

(b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

(c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

8. Amendment or Termination -- The Company's Board of Directors may amend,
   ------------------------
terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
  Deferred Compensation
  Plan for Outside Directors of Texas Utilities Company:

We have audited the statements of financial condition of the Deferred Compensation Plan for Outside Directors of Texas Utilities Company as of June 30, 1999 and 1998 and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1999 and 1998 and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

Dallas, Texas
September 3, 1999

SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                            DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS
                                        OF TEXAS UTILITIES COMPANY



                                            By   /s/ Peter B. Tinkham
                                              -----------------------
                                                  Plan Administrator
                                        Organization and Compensation Committee

September 21, 1999